UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

❑	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to ___________

Commission file number 333-91178

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Park National Corporation
Employees Stock Ownership Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Park National Corporation
50 North Third Street
Newark, Ohio 43055

REQUIRED INFORMATION

The following financial statements and supplemental schedules for the Park National Corporation Employees Stock Ownership Plan are being filed herewith:

Audited Financial Statements:

Report of Independent Registered Public Accounting Firm - Crowe LLP

Statements of Net Assets Available for Benefits at December 31, 2020 and 2019

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2020 and 2019

Notes to Financial Statements - December 31, 2020 and 2019

Supplemental Schedules:

Schedule of Assets (Held at End of Year), Schedule H, Line 4(i) - December 31, 2020

Schedule of Reportable Transactions, Schedule H, Line 4(j) - Year Ended December 31, 2020

The following exhibit is being filed herewith:

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm – Crowe LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PARK NATIONAL CORPORATION EMPLOYEES STOCK OWNERSHIP PLAN

By THE PARK NATIONAL BANK, Trustee

Date: June 29, 2021	By: /s/ Brady T. Burt

Printed Name: Brady T. Burt

Title: Chief Financial Officer

PARK NATIONAL CORPORATION
EMPLOYEES STOCK OWNERSHIP PLAN

ANNUAL REPORT ON FORM 11-K
FOR FISCAL YEAR ENDED DECEMBER 31, 2020

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm – Crowe LLP

Financial Statements and Supplemental Schedules

Park National Corporation
Employees Stock Ownership Plan
Years Ended December 31, 2020 and 2019
With Report of Independent Registered Public Accounting Firm

Park National Corporation
Employees Stock Ownership Plan

Financial Statements and Supplemental Schedules

Years Ended December 31, 2020 and 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Executive Committee of the Board of Directors of Park National Corporation and
Plan Administrator of Park National Corporation Employees Stock Ownership Plan
Newark, Ohio

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Park National Corporation Employees Stock Ownership Plan (the "Plan") as of December 31, 2020 and 2019, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.
Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) and Schedule H, Line 4j – Schedule of Reportable Transactions as of December 31, 2020 and for the year then ended have been subjected to audit procedures performed in conjunction with the audit of Park National Corporation Employees Stock Ownership Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe LLP
Crowe LLP

We have served as the Plan's auditor since 2006.

South Bend, Indiana
June 29, 2021

Park National Corporation
Employees Stock Ownership Plan
Statements of Net Assets Available for Benefits
December 31, 2020 and 2019

	2020	2019
ASSETS

Investments, at fair value:
Park National Corporation Common Stock	$107,149,054	$95,637,663
Mutual Funds	73,455,266	59,536,274
Interest-bearing account, issued by
Vanguard	3,578,945	—
The Park National Bank	3,562	3,090,198

Total Investments	184,186,827	158,264,135

Accrued interest and dividends	9,847	16,485

TOTAL ASSETS AND NET ASSETS AVAILABLE FOR BENEFITS	$184,196,674	$158,280,620

See accompanying notes to financial statements

Park National Corporation
Employees Stock Ownership Plan
Statements of Changes in Net Assets Available for Benefits
For the years ended December 31, 2020 and 2019

	2020	2019
Investment income:
Net realized and unrealized appreciation
in fair value of investments	$15,390,062	$26,069,483
Interest and dividends	5,814,143	5,134,128
Total investment income	21,204,205	31,203,611

Contributions:
Employer	4,236,950	3,934,202
Employee	8,794,619	8,278,567
Return of excess contributions	—	(79,583)
Rollover	704,818	1,842,000
Total contributions	13,736,387	13,975,186

Benefit payments to participants	(9,024,538)	(8,650,539)

Net increase in net assets available for benefits	25,916,054	36,528,258

Net assets available for benefits at beginning of year	158,280,620	121,752,362

Net assets available for benefits at end of year	$184,196,674	$158,280,620

See accompanying notes to financial statements

Park National Corporation
Employees Stock Ownership Plan
Notes to Financial Statements
December 31, 2020 and 2019
_____________________________________________________________________________________

1. Description of the Plan

The following description of the Park National Corporation Employees Stock Ownership Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering full-time or part-time employees of Park National Corporation and subsidiaries (“Park”) who have completed 30 days of service, and are age eighteen or older. In the event that a Participant fails to make a new affirmative deferral election, such Participant shall be deemed to have made a pre-tax deferral election equal to 3% of compensation per pay period. Auto enrollment is only applicable for employees who became participants on or after January 1, 2014. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Each year, participants may contribute up to 25% of their pretax annual compensation, as defined in the Plan. Beginning January 1, 2014 the Plan introduced a Roth investment option which allows for after tax contributions. Participants may also contribute rollover amounts representing distributions from other qualified defined contribution plans. The maximum salary deferral permitted by the Internal Revenue Code (“Code”) was $19,500 for 2020 and $19,000 for 2019. The Plan also permits participants who are age 50 or older to make catch-up contributions in accordance with Code Section 414(v).

Park provides a matching contribution at a level established annually by Park. Park’s employer matching contribution was 50% of all Employee Stock Ownership Plan ("ESOP") contributions, excluding any catch-up contributions.

Participant Accounts

Each participant’s account is credited with the participant’s salary deferral, an allocation of Park’s contribution and Plan earnings, and charged with participant withdrawals. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants’ accounts are 100% vested at all times.

Park National Corporation
Employees Stock Ownership Plan
Notes to Financial Statements
December 31, 2020 and 2019
_____________________________________________________________________________________

Payments of Benefits

Upon termination or after age 59½, a participant may elect lump sum, rollover, or installments over a period not to exceed the participant’s (and their designated beneficiary’s) life expectancy in an amount equal to the value of his or her account. A participant can elect to take a distribution of their account balance in cash or shares of Park National Corporation Common Stock. Participants can also take distributions for hardship purposes.

Employees Stock Ownership Plans (“ESOP”)

Effective January 1, 2002, the Plan was amended and restated to become an ESOP that invests in shares of Park National Corporation Common Stock. The Plan is not leveraged and all new contributions (both employer and employee) will be used to purchase only Park National Corporation Common Stock. Participants are permitted to diversify their investments on a quarterly basis. The Plan’s investments are held in trust by The Park National Bank, a wholly owned subsidiary of Park National Corporation.

2. Summary of Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared on the accrual basis and are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Valuation of Investments

The Plan’s investments are reported at fair value. Refer to Note 9 - Fair Values. Purchases and sales of securities are recorded on a trade-date basis.

Investment Income

Dividends are recorded as of their ex-dividend date. Interest income is recorded on an accrual basis when earned. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Park National Corporation
Employees Stock Ownership Plan
Notes to Financial Statements
December 31, 2020 and 2019
_____________________________________________________________________________________

Administrative Expenses

All administrative expenses charged to the Plan are borne by Park. Park also provides other accounting and administrative services to the Plan. Investment management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of the investment return for such investments.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of investment income and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

At December 31, 2020 and 2019, approximately 58% and 60%, respectively, of the Plan’s assets were invested in Park National Corporation Common Stock.

3. Plan Termination

Although Park has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Park National Corporation
Employees Stock Ownership Plan
Notes to Financial Statements
December 31, 2020 and 2019
_____________________________________________________________________________________

4. Nonparticipant-Directed Investments

The following information represents the assets and the significant components of changes in assets related to the Plan’s investment in Park National Corporation Common Stock, an undetermined portion of which is nonparticipant directed based upon Plan provisions. Initial contributions are deposited into the Plan in the form of cash with shares of Park National Corporation Common Stock purchased on a delayed basis.

	December 31,
	2020	2019
Investment, at fair value:
Park National Corporation Common Stock	$107,149,054	$95,637,663
The Park National Bank FDIC Account	3,562	384,288
	$107,152,616	$96,021,951

Changes in assets:
Employer and employee contributions	$13,031,569	$12,212,769
Rollover contributions	77,097	169,332
Interest and dividend income	4,235,213	3,866,153
Distributions to participants	(4,439,718)	(5,445,796)
Net transfers to participant directed investments	(6,370,110)	(6,505,818)
Net appreciation in fair value of investments	4,596,614	15,715,225
Increase in assets	$11,130,665	$20,011,865

Park National Corporation
Employees Stock Ownership Plan
Notes to Financial Statements
December 31, 2020 and 2019
_____________________________________________________________________________________

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated August 19, 2014, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter. However, Plan management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

GAAP requires plan management to evaluate tax positions taken by the Plan. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020 and 2019, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing authorities; however there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2017.

6. Party-in-Interest

The Plan held the following party-in-interest investments (at fair value):

	December 31,
	2020	2019

Park National Corporation Common Stock	$107,149,054	$95,637,663
The Park National Bank FDIC Account	3,562	3,090,198
	$107,152,616	$98,727,861

At December 31, 2020, the Plan held 1,020,370 shares of Park National Corporation Common Stock, with a fair value of $107,149,054. At December 31, 2019, the Plan held 934,144 shares of Park National Corporation Common Stock, with a fair value of $95,637,663.

During 2020 and 2019, cash dividends of $4,232,261 and $3,858,305, respectively, were paid to the Plan by Park National Corporation.

At December 31, 2020, the Plan held no participant directed investments in interest bearing accounts issued by The Park National Bank. At December 31, 2019, the Plan held a participant-directed interest bearing account issued by The Park National Bank of $2,705,910. At December 31, 2020 and 2019, the Plan held nonparticipant-directed, interest-bearing accounts issued by Park National Bank of $3,562 and $384,288, respectively. During 2020 and 2019, interest of $18,487 and $61,551, respectively, were paid to the Plan by The Park National Bank.

Park National Corporation
Employees Stock Ownership Plan
Notes to Financial Statements
December 31, 2020 and 2019
_____________________________________________________________________________________

During 2020 and 2019, the Plan purchased 139,475 shares and 90,302 shares, respectively, of Park National Corporation Common Stock.

7. Form 5500 Reconciliation

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500.

	December 31,
	2020	2019

Net assets available for benefits per the financial statements	$184,196,674	$158,280,620
Less: Accrued interest and dividends	(9,847)	(16,485)
Net assets per the Form 5500	$184,186,827	$158,264,135

The following is a reconciliation of net change in net assets available for benefits per the financial statements to the Form 5500:

2020

Net increase in net assets available for benefits
per the financial statements	25,916,054
Less: Accrued interest and dividends	(9,847)
Plus: Prior year accrued interest and dividends	16,485
Net income per the Form 5500	$25,922,692

8. Risks and Uncertainties

The Plan invests in various investment securities including Park National Corporation Common Stock, mutual funds, and interest bearing accounts. Investment securities are exposed to various risks such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

In December 2019, a novel strain of coronavirus surfaced in Wuhan, China, and has spread around the world, with resulting business and social disruption. The coronavirus was declared a Public Health Emergency of International Concern by the World Health Organization on January 30, 2020. The ultimate impact of the coronavirus on the Plan and the Company will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and the actions required to contain the coronavirus or treat its impact, among others. The coronavirus will continue to have an impact on the fair value of investments due its impact on the financial markets.

Park National Corporation
Employees Stock Ownership Plan
Notes to Financial Statements
December 31, 2020 and 2019
_____________________________________________________________________________________

The Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was signed into law on March 27, 2020, which provides relief to Plan participants who have been affected by the novel coronavirus pandemic as specified in the CARES Act. The Plan is operating in accordance with the CARES Act and will execute a formal Plan amendment within the timeframe required by law.

9. Fair Values

GAAP defines fair value as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. GAAP establishes a fair value hierarchy which requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The fair values of mutual fund investments and common stock are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs). Additionally, due to their short-term nature, the fair value of interest-bearing cash balances are determined by reference to their face value (level 1 input). The fair value of all of the investments held by the Plan have been determined using Level 1 inputs (refer to the Statement of Net Assets Available for Benefits).

There were no transfers between level 1, level 2 or level 3 during 2020 or 2019. Management’s policy is to transfer assets from one level to another when the methodology to obtain the fair value changes such that there are more or fewer unobservable inputs as of the end of the reporting period.

SUPPLEMENTAL SCHEDULES

Park National Corporation
Employees Stock Ownership Plan
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2020

Name of Plan Sponsor:	Park National Corporation
Employer identification number:	31-1179518
Three digit plan number:	002

(a) (b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
Interest-bearing account:
Vanguard Treasury Money Market Fund Inv Class	Interest rate of 0.04%	**	$3,578,945
* The Park National Bank FDIC Account	Interest rate of 0.02%	$3,562	$3,562

Common Stock:
* Park National Corporation
Common Stock	1,020,370 shares	$60,866,156	$107,149,054

Mutual Funds:
Vanguard Institutional Index Fund	53,449 shares	**	$17,716,717
Vanguard Developed Markets Index
Fund Admiral Shares	218,149 shares	**	3,322,404
Vanguard Intermediate-Term Bond
Index Admiral Shares	209,359 shares	**	2,635,829
Vanguard Small-Cap Index Fund
Admiral Shares	40,035 shares	**	3,732,076
Vanguard Growth Index Fund
Admiral Shares	103,616 shares	**	13,517,695
Vanguard Extended Market Index
Fund Admiral Shares	56,700 shares	**	7,073,295
Vanguard Short-Term Investment Grade
Fund Admiral Shares	280,946 shares	**	3,098,830
Vanguard Balanced Index Fund
Admiral Shares	189,013 shares	**	8,380,822
Vanguard Target Retirement 2015 Fund	67,215 shares	**	1,057,292
Vanguard Target Retirement 2025 Fund	154,970 shares	**	3,338,055
Vanguard Target Retirement 2035 Fund	151,496 shares	**	3,820,726
Vanguard Target Retirement 2045 Fund	140,065 shares	**	3,948,432
Vanguard Target Retirement 2055 Fund	29,526 shares	**	1,456,815
Vanguard Target Retirement 2065 Fund	12,956 shares	**	356,278
Total Mutual Funds		**	$73,455,266

Total Investments Held at End of Year			$184,186,827
*    Indicates party-in-interest to the Plan.
**    Disclosure of historical cost is not required for participant-directed investments.

Park National Corporation
Employees Stock Ownership Plan
Schedule H, Line 4j
Schedule of Reportable Transactions
For the year ended December 31, 2020

Name of Plan Sponsor:	Park National Corporation
Employer identification number:	31-1179518
Three digit plan number:	002

	(b)				(h)
	Description of Asset Including		(d)	(g)	Current Value	(i)
(a)	Maturity Date, Rate of Interest,	(c)	Selling	Cost of	of Asset on	Net Gain
Identity or Party Involved	Collateral, Par or Maturity Value	Cost	Price	Asset	Transaction Date	or (Loss)

Category (iii) – A series of transactions in excess of 5% of plan assets
The Park National Bank	FDIC Account, 88 purchases	$21,700,180	$—	$21,700,180	$21,700,180	$—
The Park National Bank	FDIC Account, 146 sales	—	24,786,816	24,786,816	24,786,816	—

Park National Corporation	PRK, 45 purchases	$11,960,351	$—	$11,960,351	$11,960,351	$—
Park National Corporation	PRK, 6 sales	—	$3,541,427	$3,500,898	$3,541,427	$40,529